UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND UNDERTAKING

A.	Name of issuer or person filing (“Filer”):	Maverix Metals Inc.

B.	(1) This is [check one]:

☒ an original filing for the Filer

☐ an amended filing for the Filer

(2) Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9) ☐

C.	Identify the filing in conjunction with which this form is being filed:

	Name of Registrant:	Maverix Metals Inc.

	Form type:	Registration Statement on Form 40-F

	File Number (if known):	001-38934

	Filed by:	Maverix Metals Inc.

	Date Filed (if filed concurrently, so indicate):	June 7, 2019 (filed concurrently with Form 40-F)

D.	Filer is incorporated or organized under the laws of Canada and has its principal place of business located at:

Suite 575, 510 Burrard Street Vancouver, British Columbia V6C 3A8 Canada Telephone (604) 449-9290

E.	Filer designates and appoints Cogency Global Inc. (“Agent”) located at:

10 E 40th Street, 10th Fl New York, New York 10016 Telephone (800) 221-0102

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a) any investigation or administrative proceeding conducted by the Securities and Exchange Commission (“Commission”); and

(b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States, or of any of its territories or possessions, or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns (i) any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form 40-F on the date hereof, or any purchases or sales of any security in connection therewith; (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchase or sale of such securities; (iii) any tender offer of the securities of a Canadian issuer with respect to which filings are made by the Filer with the Commission on Schedule 13E-4F, 14D-1F or 14D-9F; or (iv) the securities in relation to which the Filer acts as trustee pursuant to an exemption under Rule 10a-5 under the Trust Indenture Act of 1939. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.

The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date that the Filer has ceased reporting under the Securities Exchange Act of 1934, as amended.

The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.

The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the forms, schedules, and offering statements described in General Instructions I.(a), I.(b), I.(c), I.(d) and I.(f) of this Form, as applicable; the securities to which such forms, schedules and offering statements relate, and the transaction in such securities.

SIGNATURES

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Vancouver, British Columbia, Canada, this 7th day of June, 2019.

Filer:	MAVERIX METALS INC.

	By:	/s/ Dan O’Flaherty
	Name:	Dan O’Flaherty
	Title:	Chief Executive Officer

	Dated:	June 7, 2019

This statement has been signed by the following person in the capacity and on the date indicated:

COGENCY GLOBAL INC. as Agent for Service of Process for Maverix Metals Inc.

By:	/s/ Richard Arthur
Name:	Richard Arthur
Title:	Assistant Secretary on behalf of Cogency Global Inc.

Dated:	June 7, 2019